Aon Corporation
200 East Randolph Street
Chicago, IL 60601

September 30, 2011

FILED VIA EDGAR

Ms. Cecilia Blye

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C.  20549-4628

RE:         Aon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-7933

Dear Ms. Blye:

Aon Corporation (“Aon” or the “Company”) acknowledges receipt of the letter dated July 12, 2011 in the above-referenced matter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  In accordance with my discussions with your colleague Jennifer Hardy, the Company hereby submits its response.  For convenience, each of the Staff’s specific comments in the Comment Letter is reproduced below in italics with the Company’s response immediately following.

1.     Please update us on your contacts with Iran and Sudan since your letters to us of June 2, 2005, November 15, 2005 and February 1, 2006, and tell us about contacts with Syria.  Iran, Sudan and Syria are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S economic sanctions and export controls.  We note from your website that you have an office in Syria.  We note from a February 2011 news article that your subsidiary Aon International Energy agreed to a $36,000 settlement with OFAC in connection with placing coverage and paying premiums for reinsurance associated with petrochemical projects in Iran in 2005.  We note from a July 2008 news article that an Aon broker was to discuss catastrophe modeling and risk management and underwriting of offshore oil and gas platforms at an insurance conference in Tehran.

Please describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan whether through affiliates, subsidiaries, or other direct or indirect arrangements, since your letters to us.  Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan or entities controlled by these governments.

Response:

Background on Aon

Aon provides risk management, insurance and reinsurance brokerage, human resources consulting and outsourcing services to clients through offices in approximately 120 countries.  Our clients include multinational, middle-market and local companies in a wide range of industries around the world, as well as non-profit organizations, government entities and individuals.  On the risk side of Aon’s business, we act as an intermediary between our clients and the insurance and reinsurance markets, and we also advise clients on managing risk more generally.  On the human resources side of Aon’s business, we provide human resources consulting, benefits outsourcing and human resources business process outsourcing services.

Aon is committed to complying with all applicable laws and regulations and utilizes a combination of automated screening software, internal compliance policies, communications, procedures and specialized training programs to promote compliance with applicable U.S. and non-U.S. economic sanctions and Aon policy.  Aon corporate policy requires compliance with all applicable economic sanctions laws, which currently include, but are not limited to, those in effect against Iran and Sudan.   Aon is also implementing measures to address the sanctions that were recently imposed against Syria under Executive Order 13582 (effective August 18, 2011).  In addition to the restrictions imposed by law, Aon corporate policy prohibits Aon and its worldwide subsidiaries from:

• maintaining an office or physical presence in Iran or Sudan;

• entering into agreements to provide services for government or business entities domiciled in Iran or Sudan; or

• entering into a transaction that involves property or assets located in certain countries, including Iran or Sudan.

Industry Background on the Nature of Contacts With the Specified Countries

For service providers in the global risk management, insurance brokerage and human resources consulting industries, their multinational clients typically have multiple contacts with multiple countries.  Those contacts can range from minimal (such as an occasional sale of products or services into a country) to more extensive (such as maintaining a subsidiary in another country).  In the insurance sector, where brokers such as Aon typically earn brokerage (usually calculated as a percentage of the insurance premium) or a fee for arranging coverage for their clients, a client’s insurable risks may have features that are not country-specific and perhaps not even measurable on a country-specific basis.  For example, multinational clients typically manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates, and it is common for insurance policies taken out by such clients to have worldwide coverage, perhaps even without reference to specifically identified countries.  In those situations, to the extent that coverage for Iranian, Sudanese or Syrian risks is not already specifically excluded, if a client’s activities with respect to Iran, Sudan or Syria (the “Specified Countries”) are de minimis relative to its overall activities, then the incremental impact on the associated insurance premiums and Aon’s revenue could very well be de minimis, if not zero.  Other insurable risks could be dependent on the countries in which a client operates or with which it may otherwise have contacts, which could have an incremental impact on the associated insurance premiums.

Given these circumstances, Aon entities generally do not break down revenues according to the values attributable to each of the multiple countries with which Aon clients may have risk exposures or other contacts.  There may, however, be instances where a client’s contacts in specific countries rise to a quantitative level or are otherwise of a nature requiring Aon to initiate certain contacts on its client’s behalf, such as placing insurance policies into local markets to satisfy local law requirements or hiring another service provider for specialized local services that may be needed by a client. Where those services are called for with respect to Iran or Sudan, Aon corporate policy requires that its subsidiaries decline to provide them, even if the services would otherwise be permitted under applicable law.   Where Aon entities have provided such services in the past, we queried Aon’s electronic operating systems, as discussed further below, to attempt to capture any flow of funds into or out of those countries.

To prepare its response to the Comment Letter, Aon conducted targeted searches of its electronic operating systems and databases and then supplemented those searches with interviews of more than 35 knowledgeable key leadership personnel from business areas and geographic areas within Aon where direct or indirect contacts with the Specified Countries could potentially be anticipated to occur.  The Company identified systems and databases based on geographic coverage, volume of revenues supported by the systems and the likelihood that the systems might contain responsive information.   Not all currently-used operating systems and databases were in use during the Review Period (defined below).  In some cases, the data contained in relevant legacy operating systems was migrated into current operating systems.  Some legacy operating systems that were previously in use in certain locations during the Review Period were not searched, but Aon does not believe that any information those systems may have contained, if responsive, would be material.

The Company’s responses below cover the period from June 2, 2005, through July 31, 2011 (the “Review Period”), and pertain to Aon and its owned or controlled subsidiaries since the dates on which they were acquired by Aon.

A.    DIRECT AND INDIRECT CONTACTS

1.             Direct Contacts

In the discussion below, “direct contacts” include any direct transactions between Aon entities and parties domiciled in the Specified Countries, such as clients, insurance carriers or vendors.

a.             Revenue-related direct contacts

With respect to direct contacts with the Specified Countries, in accordance with the methodology described above, Aon has confirmed the following country-specific revenue or payments to vendors based on identification of the domiciles of its clients, insurance carriers, or vendors for the entire Review Period.  Parties domiciled in the Specified Countries may have also received other transfers of funds such as claims payments made to a client or other beneficiary.  The amounts specified below are primarily derived from retail insurance and reinsurance brokerage activity.

	Domiciled in Iran		Domiciled in Sudan		Domiciled in Syria
Revenue from clients	US$	800,000	US$	400,000	*
Placements with insurance carriers (stated in terms of net premium)	US$	100,000	*		*
Payments to vendors	US$	300,000	*		*

* Represents amounts less than US$100,000.

With respect to Iran, the Company believes that a majority of the counterparties identified in the transactions above were government-controlled entities, largely in the aviation and energy sectors.  A substantial portion of the revenues from Iranian clients were pursuant to insurance or reinsurance policies that non-U.S. subsidiaries of the Company had arranged for placement prior to the effective date of the Company’s policy toward Iran described above (April 1, 2006).  Revenues from Iranian clients dropped significantly beginning in 2007, which reflects wind-down activities by the Company’s non-U.S. subsidiaries and reaction to adoption of the Company’s policy toward Iran.  Similarly, the net premium amount and the majority of the vendor payment amount referenced above relate to activities under insurance or reinsurance policies that were placed by non-U.S. subsidiaries of the Company prior to April 1, 2006.

With respect to Sudan, the Company believes that government-controlled entities, principally in the aviation and insurance sectors, accounted for approximately 65% of the revenues from Sudanese clients reported above.    The balance of the revenues from Sudanese clients was derived from charitable organizations operating in Sudan or private parties operating in what is now South Sudan, which from October 2007 until South Sudan became an independent state in July 2011, was a specified area of Sudan that was exempt from many of the U.S. sanctions against Sudan.

b.             Other direct contacts

As Aon advised in prior correspondence with the Staff (dated February 1, 2006), Aon subsidiaries have been prohibited from maintaining an office or other physical presence in Iran, effective April 1, 2006.  Accordingly, an Aon subsidiary in Europe transferred its shareholding interest in its Iranian subsidiary, Mahami Company plc, to the manager of that entity in 2006.  The Aon subsidiary in Europe with responsibility for the former Iranian subsidiary also entered into an arrangement with that company, which began on April 1, 2006, and ended on April 1, 2008, whereby Aon clients previously serviced by Mahami would continue to be serviced by Mahami.

In addition, Aon previously held an indirect, minority shareholding interest in a dormant Iranian company, United Iranian Insurance Services plc, via Aon’s acquisition of a European insurance broker in 1997.  The Company’s European subsidiary with responsibility for this company has advised that it took steps to dispose of its shareholding interest in the dormant company during the Review Period, and the Company’s corporate records do not list this entity as an active subsidiary.

Based upon interviews and a review of available records for employee travel that was arranged by the Company, the Company is aware that during the Review Period, approximately eight Aon employees traveled to Syria prior to the issuance of Executive Order 13582 to meet with potential clients or insurance carriers and to attend a pan-Arab professional trade organization meeting.

2.             Indirect Contacts

The term “indirect contacts” covers all other Aon entity activities that have some connection to a Specified Country but which do not involve establishment of a direct contact between an Aon entity and a party domiciled there.  Based upon the review of electronic operating systems and databases and the interviews described above, the value of the services provided by Aon entities that is specifically attributable to their clients’ contacts with any of the Specified Countries is not precisely quantifiable but is reasonably believed to be, individually and in the aggregate, de minimis as compared to Aon’s revenues during the Review Period.

B.            RESPONSE TO SPECIFIC COMMENTS

In response to the specific inquiry regarding an Aon office in Syria, we note that Aon’s website did not list such a location, at least as of the date of your letter.  Inquiries about Aon’s Syrian business on its website were, in fact, directed to an Aon office in the United Arab Emirates (“UAE”).  The UAE office has been responsible for coordinating Aon’s insurance coverage and other services involving Syria, to the extent that interaction with Syrian parties has been required.  A review of the list of 120 countries on Aon’s website in which it maintains an office confirms that, as of the date of your letter, Syria was not included (see http://www.aon.com/site/aonworldwide.jsp?s=N&e=S).  In light of Executive Order 13582, Aon has since removed the reference on its website that all Syrian queries be directed to Aon’s UAE office.

In your letter, you also noted a recent regulatory settlement with the Office of Foreign Assets Control by Aon International Energy, Inc. (“AIEI”).  AIEI is a subsidiary of Aon Corporation and agreed to pay $36,000 to OFAC to settle allegations that it had facilitated the placement of facultative retrocession reinsurance policies related to construction risks for an Iranian petroleum project.  The activities in question occurred on or about October 2005.  The reinsured was a European entity, as were the retrocessionaires (which were reinsurers to the reinsured European party), and AIEI had no dealings with Iranian parties.  In agreeing to the settlement amount, OFAC noted AIEI’s cooperation with the proceedings and the fact that Aon had instituted enhancements to its compliance program and procedures at AIEI.

Finally, you noted in your comments that a July 2008 news article mentioned that an Aon broker was scheduled to be a speaker at an insurance conference in Tehran.  The employee agreed to speak at the conference without authorization from Aon. He had already planned to be in Iran on holiday during the same time period and had intended to speak in his personal capacity.  The conference organizers advertised the employee’s participation with reference to Aon without permission from the employee or Aon.  When this issue came to the attention of Aon’s compliance department, the employee was instructed not to participate, and the conference organizers were informed about the unauthorized association with Aon.  Ultimately, the employee did not participate in the conference in Tehran.

C.            ANTICIPATED CONTACTS WITH IRAN, SUDAN AND SYRIA

At this time, given Aon’s corporate policy, Aon does not expect significant changes to its anticipated contacts with Iran and Sudan.  As for Syria, the issuance of Executive Order 13582, and similar measures by other countries (including the European Union, Switzerland and Canada) may require a reduction in what have historically been minimal contacts with Syria, but the Company had no other strategic plans with respect to Syria as of the date of the Executive Order.

2.     Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

The Company has considered the quantitative and qualitative aspects of its contacts with each of the Specified Countries and concluded that the impact of these contacts and activities would not materially affect its reputation or share value.   As discussed above, the quantitative impact of the contacts relative to the Company’s worldwide revenue is negligible such that a reasonable investor would not be likely to consider the economic effect of those contacts in making an investment decision about the Company’s stock.

Qualitatively, the Company concludes that the contacts are also not material.  The identified countries are not generally considered by investors or industry analysts to be of particular strategic importance in the industries in which the Company operates.  Conversely, investors and analysts in the industries in which the Company operates do not in their communications regarding the Company express any sentiment towards, let alone support for, divestment initiatives based on these types of contacts.

I hereby acknowledge on behalf of the Company that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments s a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions about the responses included here.

Sincerely,

/s/ Ram Padmanabhan
Ram Padmanabhan
Vice President, Chief Counsel – Corporate
and Corporate Secretary

cc:           Jeffrey Riedler, Associate Director Division of Corporation Finance

Peter Lieb, Executive Vice President and General Counsel — Aon Corporation